FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Results of the Exercise of Voting Rights of the 145th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 2, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Results of the Exercise of Voting Rights of the 145th
Ordinary General Meeting of Shareholders

1.Reason for the submission
The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the matters to be resolved at the 145th Ordinary General Meeting of Shareholders of the Company held on June 29, 2021.

2.Contents
[1] The date of the shareholders meeting
June 29, 2021
　[2] Details of matters to be resolved
First Proposal: Appropriation of Surplus
Concerning the year-end dividend
90 yen per share of common stock of the Company
Second Proposal: Partial Amendment to the Articles of Incorporation
To partially amend the Articles of Incorporation to the effect that the Company may hold a general meeting of shareholders without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster. The partial amendment to the Articles of Incorporation based on this proposal comes into effect subject to the enactment in the Diet and the promulgation and enforcement of the Act Partially Amending the Industrial Competitiveness Enhancement Act of Japan, and the Company obtaining the confirmation by the Minister of Economy, Trade and Industry and the Minister of Justice that the Company satisfies the requirements specified by the Ordinance of the Ministry of Economy, Trade and Industry and the Ordinance of the Ministry of Justice, for falling under cases where holding a general meeting of shareholders without specifying a venue contributes to enhancing industrial competitiveness while securing the interests of shareholders. The Act mentioned above was enacted on June 9, 2021, and has been promulgated and enforced as from June 19, 2021.
Third Proposal: Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga as Directors who are not Audit and Supervisory Committee Members.

Fourth Proposal: Election of One (1) Director who is an Audit and Supervisory Committee Member
To elect Masami Iijima as a Director who is an Audit and Supervisory Committee Member.
Fifth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 500 million yen to the 3 Directors who are not Audit and Supervisory Committee Members (excluding Directors resident overseas and External Directors) in office as of the end of this fiscal year.

[3] Numbers of voting rights for approval of, against and abstaining from each of the matters to be resolved, requirements for each of the matters to be resolved to be approved and the results for each resolution

Matter to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
First Proposal	12,080,729	46,645	891	12,131,757	Approval (99.58%)	(Note) 1
Second Proposal	11,701,785	425,526	966	12,131,769	Approval (96.46%)	(Note) 2
Third Proposal						(Note) 3
Christophe Weber	11,262,710	864,449	849	12,131,500	Approval (92.84%)
Masato Iwasaki	11,821,312	246,003	60,707	12,131,514	Approval (97.44%)
Andrew Plump	11,751,336	316,150	60,536	12,131,514	Approval (96.87%)
Costa Saroukos	11,670,064	397,438	60,518	12,131,512	Approval (96.20%)
Masahiro Sakane	11,655,904	471,326	789	12,131,511	Approval (96.08%)
Olivier Bohuon	11,752,879	374,328	810	12,131,509	Approval (96.88%)
Jean-Luc Butel	11,884,966	242,258	799	12,131,515	Approval (97.97%)
Ian Clark	11,303,213	823,995	790	12,131,490	Approval (93.17%)

Yoshiaki Fujimori	11,713,171	414,009	835	12,131,507	Approval (96.55%)
Steven Gillis	11,789,695	337,493	828	12,131,508	Approval (97.18%)
Shiro Kuniya	11,878,760	248,433	829	12,131,514	Approval (97.92%)
Toshiyuki Shiga	10,841,554	1,285,602	848	12,131,496	Approval (89.37%)
Fourth Proposal	11,963,839	163,616	846	12,131,793	Approval (98.62%)	(Note) 3
Fifth Proposal	11,583,234	543,887	1,214	12,131,827	Approval (95.48%)	(Note) 1

(Note) 1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.
2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and two thirds of the voting rights of shareholders in attendance.
3. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Ordinary General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Ordinary General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Ordinary General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved.

End of Document